Exhibit 99.1

Fiscal Q3 2013 WNS (Holdings) Limited

WNS Announces Third Quarter Fiscal 2013 Earnings

NEW YORK, NY and MUMBAI, INDIA, January 16, 2013 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced results for the 2013 fiscal third quarter ended December 31, 2012.

Highlights:

GAAP Financials

•	Revenue of $120.2 million, up 2.5% from $117.2 million in Q3 of last year and up 6.3% from $113.1 million last quarter

•	Profit of $6.1 million, compared to $4.0 million in Q3 of last year and $4.3 million last quarter

•	Diluted earnings per ADS of $0.12, compared to $0.09 in Q3 of last year and $0.08 last quarter

Non-GAAP Financial Measures*

•	Revenue less repair payments of $113.5 million, up 16.8% from $97.2 million in Q3 of last year and up 5.8% from $107.3 million last quarter

•	Adjusted Net Income (ANI) of $14.0 million, compared to $12.1 million in Q3 of last year and $12.2 million last quarter

•	Adjusted diluted earnings per ADS of $0.27, compared to $0.27 in Q3 of last year and $0.24 last quarter

Operations Update

•	Added 9 new clients in the quarter, expanded 8 existing relationships

•	Days sales outstanding (DSO) at 32 days

•	Global headcount of 25,931 as of December 31, 2012

Reconciliations of the non-GAAP financial measures discussed below to our GAAP operating results are included at the end of this release. See also “About Non-GAAP Financial Measures.”

Revenue less repair payments* of $113.5 million in the third quarter increased 16.8% year-over-year, and 5.8% as compared to the previous quarter. Year-over-year, revenue improvement was broad-based and driven by growth in the Retail & CPG, Insurance, Utilities and Travel verticals. Sequential revenue growth was also broad-based, with particular strength in the Retail & CPG, Insurance and Utilities verticals. As a result of several new project starts during the quarter, transition revenues increased approximately $2.0 million versus last quarter and Q3 of the prior year. Transition revenues typically carry lower margins, as they include start-up costs associated with travel and training. Project margins expand as transition completes and the engagement moves into steady-state.

Adjusted gross margin* for the quarter was 34.7%, as compared to 36.3% in Q3 of last year, and 35.5% reported last quarter. On a year-over-year basis, gross margin declined as a result of infrastructure investments and transition costs associated with new project ramps, which were partially offset by higher revenue and depreciation in the Indian rupee versus the US dollar. Sequentially, gross margins declined as a result of reduced seat utilization and transition costs, which were partially offset by volume increases and productivity improvements. Third quarter adjusted operating margin* was 13.9%, as compared to 16.7% in Q3 of last year and 13.7% reported in the second quarter. Year-over-year, the reduction in adjusted operating margin* is the result of infrastructure expansion, project transition costs and integration costs associated with the acquisition of Fusion Outsourcing. Currency favorability and operating leverage associated with higher revenue partially offset these costs. Sequentially, adjusted operating margin* improved as higher revenue volumes and improved productivity more than offset reduced seat utilization and transition costs associated with new project ramps.

*	See “About Non-GAAP Financial Measures” and the reconciliations of the historical non-GAAP financial measures to our GAAP operating results at the end of this release.

Fiscal Q3 2013 WNS (Holdings) Limited

Adjusted net income (ANI)* in the third quarter was $14.0 million, up $1.8 million as compared to Q3 of last year, and also up $1.8 million from the previous quarter. On a year-over-year basis, revenue growth, increased income on higher cash balances and a lower effective tax rate were partially offset by the reduced adjusted operating margin* percentage discussed above. Sequentially, the increase in ANI* was a result of higher revenue and improvement in the adjusted operating margin* percentage.

From a balance sheet perspective, WNS ended the fiscal third quarter with $86.3 million in cash and marketable securities and $84.6 million of gross debt. The company generated $25.8 million in cash from operations, and capital expenditures for the quarter came in at $5.8 million. Days sales outstanding were 32 days, representing a reduction from 36 days in Q3 of last year and 38 days last quarter.

“We are pleased with the top line progress made during the quarter, as revenue was positively impacted by the start of several new projects and broad-based growth across verticals, services and geographies. While some of this new project revenue came with higher costs in the short term, we are confident that as the processes and relationships mature, our margins will expand. At a macro level, overall demand for BPO services remains stable and healthy as we enter calendar 2013,” said Keshav Murugesh, WNS’s Chief Executive Officer.

“We believe that we are making the proper investments to ensure WNS is well positioned in the growing and evolving BPO industry. These include our initiatives in the areas of geographic expansion, domain expertise, new service offerings and technology-enablement. We must focus on leveraging these investments and enabling our teams to add new logos, expand our existing relationships and drive increased value to our clients. We believe successful execution on these plans will result in continued revenue traction and margin improvement.”

Fiscal 2013 Guidance

WNS has updated guidance for the fiscal year ending March 31, 2013 as follows:

•	Revenue less repair payments* is expected to be between $437 million and $439 million. This assumes an average GBP to USD exchange rate of 1.61 for the remainder of fiscal 2013.

•	ANI* is expected to range between $52 million and $54 million. This assumes an average USD to INR exchange rate of 54.5 for the remainder of fiscal 2013.

“The updated fiscal 2013 guidance is based on current visibility levels and exchange rates. Guidance for the year reflects top line growth of approximately 11%, with over 99% visibility to the midpoint of the range. We will continue to focus on growing revenue and improving operating margin in the fourth quarter and beyond,” said Deepak Sogani, WNS’s Chief Financial Officer.

Conference Call

WNS will host a conference call on January 16, 2013 at 8:00 am (Eastern) to discuss the company’s quarterly results. To participate in the call, please use the following details: +1-800-901-5213; international dial-in +1-617-786-2962; participant passcode 31346857. A replay will be available for one week following the call at +1-888-286-8010; international dial-in +1-617-801-6888; passcode 68484085, as well as on the WNS website, www.wns.com, beginning two hours after the end of the call.

Fiscal Q3 2013 WNS (Holdings) Limited

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of December 31, 2012, WNS had 25,931 professionals across 31 delivery centers worldwide including Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our strategic initiatives and the expected resulting benefits, our growth opportunities, industry environment, expectations concerning our future financial performance and growth potential, including our fiscal 2013 guidance and future profitability, and expected foreign currency exchange rates. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to Fusion’s volume of business; our ability to successfully integrate Fusion’s business operations with ours; our ability to successfully leverage Fusion’s assets to grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Fusion; worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; the effects of our different pricing strategies or those of our competitors; and increasing competition in the BPO industry. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

References to “$” and “USD” refer to the United States dollars, the legal currency of the United States; references to “GBP” refer to the British Pound, the legal currency of Britain; and references to “INR” refer to Indian Rupees, the legal currency of India. References to GAAP refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board (IFRS).

CONTACT:

Investors:	Media:
David Mackey Corporate SVP–Finance & Head of Investor Relations WNS (Holdings) Limited +1 201 942 6261 ir@wns.com	Sumi Gupta Public Relations WNS (Holdings) Limited +91 (22) 4095 2263 sumi.gupta@wns.com ; pr@wns.com

Fiscal Q3 2013 WNS (Holdings) Limited

About Non-GAAP Financial Measures

The financial information in this release is focused on non-GAAP financial measures as we believe that they reflect more accurately our operating performance. Reconciliations of these non-GAAP financial measures to our GAAP operating results are included below. A discussion of our GAAP measures are contained in “Part I –Item 5. Operating and Financial Review and Prospects” accompanying our fiscal 2012 financial statements submitted to the SEC under our annual report on Form 20-F filed with the SEC on April 26, 2012.

For financial statement reporting purposes, WNS has two reportable segments: WNS Global BPO and WNS Auto Claims BPO. Revenue less repair payments is a non-GAAP financial measure that is calculated as (a) revenue less (b) in the auto claims business, payments to repair centers (1) for “fault” repair cases where WNS acts as the principal in its dealings with the third party repair centers and its clients and (2) for “non-fault” repair cases with respect to one client to whom WNS provides services similar to its “fault” repair cases. WNS believes that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process outsourcing services that it directly provides to its clients. For more details, please see the discussion in “Part I – Item 5. Operating and Financial Review and Prospects – Overview” in our annual report on Form 20-F filed with the SEC on April 26, 2012.

WNS also presents (1) adjusted gross margin, which refers to adjusted gross profit (calculated as gross profit excluding share-based compensation expense) as a percentage of revenue less repair payments, (2) adjusted operating margin, which refers to adjusted operating profit (calculated as operating profit excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments, and (3) ANI, which is calculated as profit excluding amortization of intangible assets and share-based compensation expense, and other non-GAAP measures included in this release as supplemental measures of its performance. WNS presents these non-GAAP measures because it believes they assist investors in comparing its performance across reporting periods on a consistent basis by excluding items that it does not believe are indicative of its core operating performance. In addition, it uses these non-GAAP measures (i) as a factor in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of its business strategies. These non-GAAP measures are not meant to be considered in isolation or as a substitute for WNS’s financial results prepared in accordance with IFRS.

Fiscal Q3 2013 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited, amounts in millions, except share and per share data)

	Three months ended
	Dec 31, 2012	Dec 31, 2011	Sep 30, 2012
Revenue	$120.2	$117.2	$113.1
Cost of revenue	80.8	82.1	75.3

Gross profit	39.3	35.1	37.8
Operating expenses:
Selling and marketing expenses	7.8	6.4	7.2
General and administrative expenses	15.1	12.5	15.2
Foreign exchange loss, net	2.1	1.1	2.0
Amortization of intangible assets	6.6	7.0	6.5

Operating profit	7.8	8.1	6.8
Other income, net	(1.3)	(0.2)	(1.0)
Finance expense	0.9	1.0	0.9

Profit before income taxes	8.2	7.3	6.9
Provision for income taxes	2.2	3.2	2.5

Profit	$6.1	$4.0	$4.3

Earnings per share of ordinary share
Basic	$0.12	$0.09	$0.09

Diluted	$0.12	$0.09	$0.08

Growth of revenue (GAAP) and revenue less repair payments (non-GAAP)

	Three months ended			Three months ended Dec 31, 2012 compared to
	Dec 31, 2012	Dec 31, 2011	Sep 30, 2012	Dec 31, 2011	Sep 30, 2012
	(Amounts in millions)			(% growth)
Revenue (GAAP)	$120.2	$117.2	$113.1	2.5%	6.3%
Less: Payments to repair centers	6.7	20.0	5.8
Revenue less repair payments (Non-GAAP)	$113.5	$97.2	$107.3	16.8%	5.8%

Fiscal Q3 2013 WNS (Holdings) Limited

Reconciliation of cost of revenue (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2012	Dec 31, 2011	Sep 30, 2012
	(Amounts in millions)
Cost of revenue (GAAP)	$80.8	$82.1	$75.3
Less: Payments to repair centers	6.7	20.0	5.8
Less: Share-based compensation expense	0.0	0.2	0.3
Adjusted cost of revenue (excluding payment to repair centers and share-based compensation expense) (Non-GAAP)	$74.2	$61.9	$69.2

Reconciliation of gross profit (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2012	Dec 31, 2011	Sep 30, 2012
	(Amounts in millions)
Gross profit (GAAP)	$39.3	$35.1	$37.8
Add: Share-based compensation expense	0.0	0.2	0.3
Adjusted gross profit (excluding share-based compensation expense) (Non-GAAP)	$39.4	$35.3	$38.0

	Three months ended
	Dec 31, 2012	Dec 31, 2011	Sep 30, 2012
Gross profit as a percentage of revenue (GAAP)	32.7%	30.0%	33.4%
Adjusted gross profit (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	34.7%	36.3%	35.5%

Fiscal Q3 2013 WNS (Holdings) Limited

Reconciliation of selling and marketing expenses (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2012	Dec 31, 2011	Sep 30, 2012
	(Amounts in millions)
Selling and marketing expenses (GAAP)	$7.8	$6.4	$7.2
Less: Share-based compensation expense	0.1	0.0	0.1
Adjusted selling and marketing expenses (excluding share-based compensation expense) (Non-GAAP)	$7.7	$6.4	$7.1

	Three months ended
	Dec 31, 2012	Dec 31, 2011	Sep 30, 2012
Selling and marketing expenses as a percentage of revenue (GAAP)	6.5%	5.5%	6.4%
Adjusted selling and marketing expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	6.8%	6.6%	6.6%

Reconciliation of general and administrative expenses (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2012	Dec 31, 2011	Sep 30, 2012
	(Amounts in millions)
General and administrative expenses (GAAP)	$15.1	$12.5	$15.2
Less: Share-based compensation expense	1.2	0.9	1.0
Adjusted general and administrative expenses (excluding share-based compensation expense) (Non-GAAP)	$13.9	$11.7	$14.2

	Three months ended
	Dec 31, 2012	Dec 31, 2011	Sep 30, 2012
General and administrative expenses as a percentage of revenue (GAAP)	12.5%	10.7%	13.4%
Adjusted general and administrative expenses (excluding share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	12.2%	12.0%	13.2%

Fiscal Q3 2013 WNS (Holdings) Limited

Reconciliation of operating profit (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2012	Dec 31, 2011	Sep 30, 2012
	(Amounts in millions)
Operating profit (GAAP)	$7.8	$8.1	$6.8
Add: Amortization of intangible assets	6.6	7.0	$6.5
Add: Share-based compensation expense	1.3	1.1	1.4
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$15.8	$16.2	$14.7

	Three months ended
	Dec 31, 2012	Dec 31, 2011	Sep 30, 2012
Operating profit as a percentage of revenue (GAAP)	6.5%	6.9%	6.0%
Adjusted operating profit (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	13.9%	16.7%	13.7%

Reconciliation of profit (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2012	Dec 31, 2011	Sep 30, 2012
	(Amounts in millions)
Profit (GAAP)	$6.1	$4.0	$4.3
Add: Amortization of intangible assets	6.6	7.0	6.5
Add: Share-based compensation expense	1.3	1.1	1.4
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$14.0	$12.1	$12.2

	Three months ended
	Dec 31, 2012	Dec 31, 2011	Sep 30, 2012
Profit as a percentage of revenue (GAAP)	5.0%	3.5%	3.8%
Adjusted net income (excluding amortization of intangible assets and share-based compensation expense) as a percentage of revenue less repair payments (Non-GAAP)	12.3%	12.5%	11.4%

Fiscal Q3 2013 WNS (Holdings) Limited

Reconciliation of basic income per ADS (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2012	Dec 31, 2011	Sep 30, 2012
Basic earnings per ADS (GAAP)	$0.12	$0.09	$0.09
Add: Adjustments for amortization of intangible assets and share-based compensation expense	0.16	0.18	0.15

Adjusted basic net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.28	$0.27	$0.24

Reconciliation of diluted income per ADS (GAAP to non-GAAP)

	Three months ended
	Dec 31, 2012	Dec 31, 2011	Sep 30, 2012
Diluted earnings per ADS (GAAP)	$0.12	$0.09	$0.08
Add: Adjustments for amortization of intangible assets and share-based compensation expense.	0.15	0.18	0.16

Adjusted diluted net income per ADS (excluding amortization of intangible assets and share-based compensation expense) (Non-GAAP)	$0.27	$0.27	$0.24

Fiscal Q3 2013 WNS (Holdings) Limited

WNS (HOLDINGS) LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in millions, except share and per share data)

	As at	As at
	December 31, 2012	March 31, 2012
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$26.7	$46.7
Marketable securities	59.6	26.4
Trade receivables, net	61.6	66.4
Unbilled revenue	35.8	35.9
Funds held for clients	24.3	20.7
Current tax assets	4.1	3.9
Derivative assets	3.1	3.7
Prepayments and other current assets	22.5	21.9

Total current assets	237.8	225.6

Non-current assets:
Investments	0.0	0.0
Goodwill	89.7	86.7
Intangible assets	97.5	115.1
Property and equipment, net	49.5	45.4
Derivative assets	1.6	1.5
Deferred tax assets	45.4	43.7
Other non-current assets	6.4	6.9

Total non-current assets	290.2	299.4

TOTAL ASSETS	$528.0	$525.0

LIABILITIES AND EQUITY
Current liabilities:
Trade payables	$29.1	$47.3
Provisions and accrued expenses	32.4	31.9
Derivative liabilities	7.9	9.8
Pension and other employee obligations	29.7	29.0
Short term line of credit	40.6	24.0
Current portion of long term debt	4.1	26.0
Deferred revenue	6.9	6.2
Current taxes payable	10.7	8.2
Other liabilities	19.9	5.2

Total current liabilities	181.4	187.6

Non-current liabilities:
Derivative liabilities	1.8	1.2
Pension and other employee obligations	4.7	4.6
Long term debt	40.0	36.7
Deferred revenue	3.6	4.1
Other non-current liabilities	4.4	2.7
Deferred tax liabilities	3.6	4.1

Total non-current liabilities	58.1	53.3

TOTAL LIABILITIES	239.5	240.9

Shareholders’ equity:
Share capital (ordinary shares $ 0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 50,452,199 and 50,078,881 shares each as at December 31, 2012 and March 31, 2012, respectively)	7.9	7.8
Share premium	268.0	263.5
Retained earnings	72.4	59.1
Other components of equity	(59.8)	(46.4)

Total shareholders’ equity	288.5	284.1

TOTAL LIABILITIES AND EQUITY	$528.0	$525.0